

January 25, 2011

Dr. Steven C. Vick
Chief Executive Officer
USA Synthetic Fuel Corporation
312 Walnut Street
Cincinnati, Ohio 45202

> **Re:** **USA Synthetic Fuel Corporation**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2011**
> **File No. 0-54044**

Dear Dr. Vick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K filed January 21, 2011

1. Although you have disclosed the date of the report as January 21, 2011, it appears that the resignation of your auditor Killman, Murrell & Company P.C. ("Killman Murell") occurred on January 13, 2011. When you amend your filing as requested below, please ensure the date on the cover page represents the date of the earliest event reported.

2. We note your disclosure that you filed documents with the SEC without the approval of your auditors. Please tell us and amend this filing to disclose in detail the specific filings that you filed without the approval of your auditors and the reasons why such filings did not receive auditor approval. For example, please tell us and revise this filing to indicate if you filed such documents without requesting that your auditors review your filings or if the auditors did review your filings but did not agree with the information contained therein and, despite these objections, you still proceeded with the filings.

3.   We note your disclosure that you filed your Form 10-Q without reviewed financial statements. We have the following comments:

- Please tell us and amend this filing to disclose in detail the reasons why the interim financial statements in your Form 10-Q were not reviewed. In doing so, please specify whether or not you engaged your auditor to conduct a review of your interim financial statements.
- Pursuant to Rule 8-03 of Regulation S-X, please amend your Form 10 and Form 10-Q to provide interim financial statements reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as may be modified or supplemented by the Commission.

4.   We note your disclosure that your auditors resigned due to "differences of opinion as to answers included in responses to SEC comment letters" and "unreconciled differences related to valuation of BOE energy asset." Please confirm that both of these items represent disagreements with your auditors, as described in instruction 4 to Item 304 of Regulation S-K, and revise your disclosure to clearly state this. For each identified disagreement, please also revise this filing to provide all disclosures required by Item 304(a)(1)(iv). In particular, please (A) describe each such disagreement, including whether or not each disagreement was ever resolved; (B) state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of each of such disagreements with the former accountant; and (C) state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such disagreements and, if not, describe the nature of any limitation thereon and the reason therefor. Please ensure that you tell us and disclose the nature and background of each disagreement in sufficient detail. For example, please disclose the nature of each SEC comment that led to a disagreement, including the stances taken by each party and, in regards to the valuation of the BOE energy asset, also quantify the "unreconciled difference."

5.   Please file an updated letter from Killman Murrell as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume at 202-551-3254 if you have questions. In his absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief